FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2001

                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


         LE REGENT, 4 RUE JULES FERRY BP 1145, 34008 MONTPELLIER CEDEX 01, FRANCE (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F    X          Form 40-F
                                -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No    X
                                -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------------


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                   GENESYS CONFERENCING ANNOUNCES THE CLOSING
                           OF THE ASTOUND ACQUISITION

Montpellier, France - March 28, 2001 - Genesys Conferencing announces today the closing of the acquisition of 100% of the shares of Astound Incorporated, a leading provider of Web conferencing and collaboration services.

This acquisition solidifies the relationship that began in the summer 2000 with an initial technological partnership and strengthened last December with the execution of a merger agreement.

As a result of the closing, the Astound shareholders will receive exchangeable shares of Astound, exchangeable at their option into an aggregate of 1,000,000 ordinary shares of Genesys and U.S. $7 million in cash, subject to certain adjustments, as well as U.S. $3.56 million in cash on January 4, 2002, together with interest thereon. The Genesys shares received by Astound shareholders upon exchange of their exchangeable shares will be listed on Euronext Paris.

With this acquisition, Genesys Conferencing strengthens its presence in a market segment that is, according to Wainhouse Research, forecast to grow at a compounded annual rate of 89% through 2005 to approximately $3 billion, or around 26% of the world teleconferencing industry.

Astound's leading edge technology delivers a true multimedia user experience, while meeting enterprise customers' toughest requirements by delivering the highest measure of reliability, content, security and solution scalability. Through the deployment of the Astound technology and the integration of its team, especially in R&D, Genesys Conferencing will reinforce its technological leadership in all conferencing services segments encompassing audio, video, data and web conferencing.

About Genesys Conferencing:

Founded in 1986, Genesys Conferencing is one of the world's leading independent conferencing specialists : audio conference, data conference, video conference and webstreaming. Working in a rapidly growing market and enjoying unique world-wide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 16 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing is listed on the Nouveau Marche in Paris (Euroclear code: 3955).

About Astound:

Founded in 1996 and based in Toronto, Astound is a leading provider of Web conferencing and collaboration services, enabling companies to communicate in real-time with customers, employees and partners. The Astound Conference Center is a complete, integrated platform for one-to-one and small group collaboration as well as large scale Web events. Astound has 100 employees and had sales for the 12 months ended December 31, 2000 of approximately U.S. $2.5 million. Astound's services are distributed via a direct sales force to customers such as Hewlett Packard, Minolta, Lexmark, DLJ Direct, NCR, 3COM and Teklogix.

AT GENESYS

Marine BRUN                                         Florence CATEL
Shareholder and Investor Relations                  Press Relations
Tel : + 33 4 67 06 75 17                            Tel : + 33 4 67 06 27 49
investor@genesys.com                                florence.catel@genesys.com


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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2001

                                           GENESYS SA


                                           By: /s/ Pierre Schwich
                                           -------------------------------
                                           Name: Pierre Schwich
                                           Title: Chief Financial Officer